FOR IMMEDIATE RELEASE

DRILLING UPDATE

JED Oil exits 2005 with record production over 1,500 boe/d

Calgary, Alberta – Thursday, January 5, 2006 – JED Oil Inc. (AMEX: JDO) today announced it exited 2005 with a production rate of 1,562 boe/d in line with its previously announced guidance.  This represents over 100% increase in production from the previous quarter.  A similar percentage increase is also anticipated for the first quarter of 2006 as per previously announced guidance.  During the fourth quarter of 2005, JED drilled 16 wells (9.2 net) with an average success rate of 93.75%.  Eight of the sixteen wells drilled in the fourth quarter were producing as of year end and the remaining eight wells will commence production during the first quarter.

“JED is continuing its aggressive drilling program in Q1 of 2006 and will accelerate its program with the addition of three new drilling rigs during the first quarter,” stated Al Williams, JED’s President.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED has not made direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED finances the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission.  JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

Bruce Stewart, CFO

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com